FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 16, 2025

Commission File Number 1-15148

BRF S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

14401 AV. DAS NACOES UNIDAS 22ND FLOOR
CHAC SANTO ANTONIO 04730 090-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2025

BRF S.A.

	By:	/s/ Fabio Luis Mendes Mariano
		Name:	Fabio Luis Mendes Mariano
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Call Notice for BRF’s Extraordinary General Shareholders’ Meeting made available to investors in Brazil by BRF on July 15, 2025
99.2	Amended and Restated BRF’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by BRF on July 15, 2025
99.3	Minutes of the meeting of the board of directors of BRF held on July 14, 2025
99.4	Amended and Restated Remote Voting Ballot of BRF made available to investors in Brazil by BRF on July 15, 2025

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